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                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

    Includes the free translation of the information sent on April 30, 2004, to the Chilean Securities and Insurance Superintendency, referred to its April 30 2004 Ordinary Shareholders Meeting.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

                     El Trovador 4285, Santiago, Chile (562)
                     ---------------------------------------
       425-2000 (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F         x                                   Form 40-F ______
                    ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes ______                                              No         x
                                                                  -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

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                                       SQM
                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                                                        Santiago, April 30, 2004

Mr. Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Lib. Bernardo O'Higgins Avenue 1449
Santiago

Dear Mr. Superintendent.

         We hereby inform you that on April 30, 2004, the shareholders of Sociedad Quimica y Minera de Chile S.A. (SQM), gathered at the 29th ordinary shareholders meeting, agreed by majority:

1. To approve Annual Report, Balance Sheet, Financial Statements, Report of the Accounting Inspectors and Report of the External Auditors for the business year ended December 31, 2003.
2. To appoint Ernst & Young as external auditors, Mauricio Quiroz and Oriana Lazo as accounting inspectors and Marin Varas and Angel Gomez as substitute accounting inspectors of the Company for the business year 2004. To appoint Fitch Chile and Feller Rate as the two independent rating agencies for the period May 2004 - April 2005.
3.       To approve the Investment and Financing Policies for the business year
         2004.
4.       To approve the distribution and payment of a definitive dividend of
         55.05465 chilean pesos per ordinary share beginning on May 12, 2004 and in respect of profits obtained in the business year 2003.
5. To approve the monthly payment of UF50 to every member of the Directors' Committee and the Committee's annual budget for UF1,800.
6. To approve the compensation for the members of the Board, which is exactly the same as the compensation approved at the 2003 Annual Shareholders Meeting.
7. To ratify El Mercurio as the official newspaper to publish the notice calling to Shareholders Meetings.

         Additionally, the shareholders were also informed about:

1.       Operations referred to in article 44 of Law Number 18,046.
2.       Expenses of the Board of Directors for the business year 2003.
3. Investment and Financing Policies for the business year 2004 which are basically the same as the policies approved at the 2003 Annual Shareholders Meeting.

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4.       The fact that the Company will furnish, free of charge, the information mentioned in Form number 1494 of the Chilean Securities and Insurance Superintendency.

         The details of the mentioned issues are included in the corresponding minutes, which we expect to furnish as soon as possible.

         We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

         Yours truly,


                     Sociedad Quimica y Minera de Chile S.A.



                         Conf: /s/ Patricio Contesse G.
                               ------------------------
                              Patricio Contesse G.
                             Chief Executive Officer

Cc:      Santiago Stock Exchange
         Brokers Stock Exchange
         Electronic Stock Exchange
         New York Stock Exchange
         Securities and Exchange Commission
         The Bank of New York


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                           Conf: /s/ Ricardo Ramos R.
                                 --------------------
                                Ricardo Ramos R.
                             Chief Financial Officer




                              Date: April 30, 2004